[redacted]

09056363

UNITED STATES
[redacted]URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

NNUAL AUDITED REPORT FORM X-17A-5 PART III (A)

SEC FILE NUMBER
8- 66091

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JAN 1, 2008 (MM/DD/YY) AND ENDING DEC 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

RECD S.E.C. MAR 25 2009 503

NAME OF BROKER-DEALER: The Hina Group Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIVE PALO ALTO SQUARE #210, 3000 EL CAMINO REAL
(No. and Street)

PALO ALTO (City) — CA (State) — 94036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jung-Mei Wang — 408-998-1688 EXT 162
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WANG & CHOU ACCOUNTANCY CORPORATION
(Name – *if individual, state last, first, middle name*)

28 NORTH FIRST STREET #900 (Address) — SAN JOSE (City) — CA (State) — 95113 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KD 3/27

OATH OR AFFIRMATION

I, ERIC CLOW, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THE HINA GROUP, INC., as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California
County of Santa Clara

Subscribed and sworn to (or affirmed) before me on this 17 day of FEB 2009, by ERIC CLOW; proved to me on the basis of satisfactory evidence to be the person(~~s~~) who ~~appeared before~~ me.

Signature: **(Seal)**

JEN CROSSLIN
COMM. #1706180
NOTARY PUBLIC - CALIFORNIA
SANTA CLARA COUNTY
My Comm. Expires Nov. 19, 2010

CONTENTS

Wang & Chou Accountancy Corp.
28 North First Street, #900, San Jose, CA 95113
Tel: (408) 998-1688 Fax: (408) 998-1689

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholder of
The Hina Group, Inc.
Palo Alto, California

We have audited the accompanying balance sheets of The Hina Group, Inc., a California corporation, as of December 31, 2007 and 2008, and the related statements of income, stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Hina Group, Inc. at December 31, 2007 and 2008, and the results of its operations and changes in its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in Schedules I, II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wang & Chou Accountancy Corp.

Wang & Chou Accountancy Corp.
January 12, 2009

THE HINA GROUP, INC.
(Wholly Owned Subsidiary of Hina Group Holdings.)
Balance Sheet

At December 31,	2008	2007
ASSETS		
Current assets		
Cash and cash equivalents <Notes 1 & 2>	$ 178,864	$ 119,867
Accounts receivable, net of allowance <Note 3>	210,809	531,837
Investment <Note 6>	70,000	70,000
Total current assets	459,672	721,704
Property and equipment, net of depreciation <Note 4>	44,829	57,095
Intangible assets, net of amortization <Note 5>	29,360	33,564
Other assets		
Deferred tax asset (Options) <Note 9 >	109,945	244,268
Security deposits	10,711	10,711
Total other non-current assets	120,656	254,979
Total assets	$ 654,518	$ 1,067,342

(Continued)
See accompanying notes

THE HINA GROUP, INC.
(A Wholly Owned Subsidiary of Hina Group Holdings)
Balance Sheet

December 31,		2008		2007
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Deposit Liabilities	$	-	$	3,436
Income Tax Payable		10,700		2,996
Payroll and payroll tax payable		16,641		58,482
Total current liabilities		27,341		64,914
Long - term liabilities		-		-
Total liabilities		27,341		64,914
Stockholders' equity				
Common stock ($1 par value; 10,000,000 shares authorized, 150,000 issued and outstanding in 2008)	$	150,000	$	150,000
Additional paid in capital <Note 9>		109,526		445,337
Retained earnings		367,650		407,091
Total stockholders' equity		627,176		1,002,428
Total liabilities and stockholders' equity	$	654,518	$	1,067,342

See accompanying notes

THE HINA GROUP, INC.
(A Wholly Owned Subsidiary of Hina Group Holdings.)
Statement of Income

For the year ended December 31,		2008		2007
Consulting income	$	2,087,888	$	2,958,272
Less: cost of sales		-		-
Gross profits		2,087,888		2,958,272
Less: general and administrative expenses		1,918,494		2,720,843
Income (loss) from operations		169,394		237,429
Other income (expenses):				
Other expenses		(19,974)		(55,104)
Interest income		8,337		2,594
Total Other income (expenses)		(11,637)		(52,510)
Income (loss) before provision for income taxes		157,757		184,919
Income tax expenses (benefits) <Note 7>		62,874		69,694
Net income (loss) before extraordinary item		94,883		115,225
Extraordinary item				
Option deferred tax		(134,323)		404
Total Extraordinary item		(134,323)		404
Net income (loss)	$	(39,440)		115,629
Net income per share	$	1.90		2.30
Weighted-average number of common shares		150,000		150,000

See accompanying notes

THE HINA GROUP, INC.
(A Wholly Owned Subsidiary of Hina Group Holdings)
Statement of Stockholders' Equity

	Number of shares		Common stock		Additional paid-in capital		Retained earnings		Total
Balance - beginning	150,000	$	150,000	$	445,337	$	291,462	$	886,799
Issurance of common stocks					1,009				
Net Income							115,629		115,629
Balance - December 31, 2007	150,000	$	$150,000	$	446,346	$	407,091	$	1,002,428
Issurance of common stocks									
Common stocks exercised					(336,820.00)				
Net Income							(39,440)		(39,440)
Balance - December 31, 2008	150,000	$	150,000	$	109,526	$	367,650	$	627,176

See accompanying notes

THE HINA GROUP, INC.
(A Wholly Owned Subsidiary of Hina Group Holdings)
Statement of cash flows

For the years ended December 31,		2008		2007
Cash flows form operating activities:				
Net income (loss)	$	(39,440)	$	115,629
Adjustments to reconcile net income				
to net cash provided by operating activities				
Depreciation and amortization		16,470		21,711
Change in accounts receivable		321,028		(472,995)
Change in other assets		134,323		(404)
Change in prepaid expenses		-		229,684
Change in accrued expenses		-		(255,666)
Change in other liabilities		(45,277)		33,167
Change in income taxes payable		7,704		2,996
Change in accounts payable		-		(2,000)
Total adjustments		434,248		(443,507)
Net cash provided (used) by operating activities		394,808		(327,878)
Cash flows from investing activities:				
Net cash flow for investment		-		-
Net cash provided (used) by investing activities		-		-
Cash flows from financing activities:				
Change in additional paid in capital		(335,811)		-
Proceeds from issuance of common stock		-		1,009
Net cash provided (used) by financing activities		(335,811)		1,009
Net change in cash and cash equivalents		58,997		(326,869)
Cash and cash equivalents at beginning of year		119,867		446,737
Cash and cash equivalents at end of year	$	178,864	$	119,867

See accompanying notes

THE HINA GROUP, INC.

(A wholly owned subsidiary of Hina Group Holdings)
For the year ended December 31, 2008

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – Summary of Significant Accounting Policies

The Company:

The Hina Group, Inc. (the Company), a California corporation, is a broker-dealer registered under the Securities Exchange Act of 1934 and a member of National Association of Securities Dealers, Inc. The Company makes private equity investments and advise clients on M&A transactions and private placements, primarily in the China and United States communications and IT industries.

The Company is 100% owned subsidiary of Hina Group Holdings in George Town, The Island of Grand Cayman, Cayman Island. In addition to the Company, Hina Group Holdings is comprised of the following company: The Hina Group, Inc., Hina Group Beijing and Hina Group Singapore.

Accounting Methods

The accounting policies of the Company conform to accounting principles generally accepted in the United States of America and prevailing industry practice.

Cash and Cash Equivalents:

The Company defines cash equivalents as all highly liquid investments with an original or remaining maturity of three months or less at the date of purchase. The Company states cash equivalents at cost, which approximates market.

Fair Value of Financial Instruments:

Carrying amounts of certain of the Company's financial instruments including cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and other liabilities approximate fair value due to their short maturity.

Income Taxes:

Income taxes are computed using the asset and liability method in accordance with Statement of Financial Accounting Standard No. 109 (FAS 109), "Accounting for Income Taxes". Under FAS 109, deferred income tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities are measured using the currently enacted tax rates laws. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Revenue Recognition:

Revenue is recognized when service is performed. There are two types of revenue, which are called retainer fees and success fees. Retainer fees are called out in the Company and customer engagement letter as a non-refundable monthly fee for services; these revenues are recognized as invoices are issued. Success fees are dependent upon completion of funding or an acquisition and are not earned if the transaction is not a success a s defined in the engagement letter. Hina Group, Inc. has a service agreement with Hina Group Holdings, its parent company, which allows it to bill

its parent for all costs plus an 8% profit margin, where the 8% profit margin is based on a transfer pricing study.

Property and Equipment:

Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the respective assets, generally three to seven years. Expenditures that extend the useful lives of assets are capitalized and maintenance and repairs are expensed. Gains and losses upon asset disposal are taken into income in the year of disposition.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Certain Risks and Concentrations

Present accounting standards require disclosure of concentrations of credit risk, including bank balances in excess of Federal Deposit Insurance Corporation (FDIC) guarantee. At December 31, 2008, the Company did not have bank balance in excess of FDIC guarantee.

In 2008, Hina Group Holding accounted for 100% the total revenues.

NOTE 2 – Cash and Cash Equivalents

Cash and cash equivalents consist of the following:

At December 31,	2008	2007
Cash in bank - Wells Fargo checking	$ 168,697	$ 109,581
Cash in bank - Merill Lynch	10,167	10,286
Cash and cash equivalents	$ 178,864	$ 119,867

THE HINA GROUP, INC.
(A wholly owned subsidiary of Hina Group Holdings)
For the year ended December 31, 2008

NOTE 3 – Accounts Receivable

At December 31,	2008	2007
Accounts receivable	$ 210,809	$ 531,837
Less: Allowance for bad debts	-	-
Accounts receivable - net	$ 210,809	$ 531,837

NOTE 4 - Property and Equipment:

Property and equipment consist of the following:

At December 31,	2008	2007
Furniture and fixture	$ 65,699	$ 65,699
Equipment	19,117	19,117
Less: Accumulated depreciation	(39,987)	(27,721)
Net property and equipment	$ 44,829	$ 57,095

NOTE 5 – Intangible Assets

At December 31,	2008	2007
Software	$ 495	$ 495
Organization cost	8,040	8,040
Start-up cost	20,976	20,976
License costs	41,284	41,284
Less: Accumulated amortization	(41,435)	(37,231)
Net intangible assets	$ 29,360	$ 33,564

NOTE 6 - Investment:

In December 2005, the Company performed services in exchange for 100,000 shares of Vweb stock at $0.70 per share. The price is stated at cost.

NOTE 7 - Income Taxes:

The provision for income taxes consists of the following:

For the year ended December 31,	2008	2007
Current		
Federal	$ 47,044	$ 52,300
State	15,830	17,394
Total current income tax	$ 62,874	$ 69,694

NOTE 8 - Related Party Transactions:

The Company is a member of a group of companies owned by or affiliated with Hina Group Holdings. The relationships are as follows:

Related Parties	**Relationship**
Chen, Hong	Shareholder of Hina Group Holdings
Hina Group Holdings – Cayman Island	Shareholder of The Hina Group, Inc.
Hina Group Beijing	Subsidiary of Hina Group Holdings
Hina Group Singapore	Subsidiary of Hina Group Holdings

The significant transactions with the aforementioned parties are summarized as follows:

At December 31,	2008	2007
Accounts receivable - Hina Group Holding	$ 210,809	$ 506,837

NOTE 9 – Options granted

The Company granted 1,770,000 shares of common stocks in 2006 with exercise price $0.50 per share. The total Options cost during 2006 is $444,085. With tax rate 40%, total deferred tax asset (Options) is $ 109,945 as of December 31, 2008. On January 3, 2008, one million shares of common stocks were exercised.

NOTE 10 - Regulatory requirements

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 (reserve requirement for brokers and dealers) in that the Company does not hold funds or securities of customers and it promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer.

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2008, the Company had net capital of $151,320 net capital requirements of $5,000. The percentage of aggregate indebtedness to net capital was 18%.

NOTE 11 - Commitments:

The Company signed in 5-year new lease agreement with EOP-PALO ALTO SQUARE, LLC in 2005. The security deposit is $8,645.36. The minimum annual lease due are listed as follows:

Minimum annual lease payment due in	
2005	$ 91,279
2006	94,001
2007	96,825
2008	99,726
2009	102,727
Total	$ 484,558

Supplementary Information

THE HINA GROUP, INC.
(A Wholly Owned Subsidiary of Hina Group Holdings)
Schedule of General and Administrative Expenses

For the year ended December 31,	2008	2007
Accounting fees	$ 12,550	$ 7,175
Amortization expenses	4,204	8,577
Automobile expenses	13,817	17,678
Bank charges	1,323	2,258
Conference	930	8,930
Contribution	3,500	11,100
Depreciation expenses	12,266	13,134
Dues and subscriptions	45,131	38,000
Insurance	66,081	87,039
Legal fees	-	100
Licenses and permits	4,179	3,290
Marketing expense	150	186
Meals and entertainments	941	2,031
Office expenses	11,015	10,561
Outside services	-	4,678
Payroll services	1,103	761
Payroll tax	69,631	94,498
Payroll expenses	487	-
Penalty	878	238
Professional fees	14,735	2,646
Property tax	864	882
Printing	3,910	-
Postage and delivery	2,683	2,043
Rent	127,379	120,749
Repairs	-	713
Salaries and wages	1,327,734	2,047,371
Telephone	45,155	31,895
Training	-	72,690
Travel	147,848	131,622
Total operating expenses	$ 1,918,494	$ 2,720,843

See accompanying notes

THE HINA GROUP, INC.
(A wholly owned subsidiary of Hina Group Holdings)
For the year ended December 31, 2008

Schedule I – Computation of Net Capital Under Rule 15c3-1

As of December 31, 2008

Total shareholders' equity	$	627,176
Less: nonallowable assets		(475,654)
Net capital before haircuts		151,522
Less: haircuts		(203)
Net capital	$	151,319

Schedule of Computation of Basic Net Capital Requirement

As of December 31, 2008

Minimum net capital required - based on aggregate indebtedness	$	27,341
Computed minimum net capital required (6.67% of aggregate indebteness)	$	1,822
Minumum dollar net capital requirement	$	5,000
Excess net capital at 1,000 percent ($151,320- $5,000)	$	148,585
Percentage of aggregate indebtedness to net capital ($ 27,341 / $ 151,320)		18.07%

Reconciliation with Company's Computation
(Included in Part II of Form X-17A-5 as of December 31, 2008)

There were no material differences between the computation of net capital under Rule 15c3-1 in the above computation and the corresponding unaudited Part IIA filing by the Company for the year ended December 31, 2008.

THE HINA GROUP, INC.
(A wholly owned subsidiary of Hina Group Holdings)
For the year ended December 31, 2008

Schedule II – Computation for Determination of Reserve Requirements for Broker-Dealers Under Rule 15c3-3

December 31, 2008

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of the Rule.

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER 15c3-3

State the market valuation and the number of items of:

1. Customers' fully paid securities and excess margin securities not in the respondents' possession or control as of the report date (for which instructions ro reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	$	0.00
A. Number of items		
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$	0.00
A. Number of items		
3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3	No No	

Wang & Chou Accountancy Corp.
28 North First Street, #900, San Jose, CA 95113
Tel: (408) 998-1688 Fax: (408) 998-1689

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Stockholder of
The Hina Group, Inc.
Palo Alto, California

In planning and performing our audit of the financial statements and supplemental schedule of Hina Group Inc. (the Company), for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3.

2. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is

Wang & Chou Accountancy Corp.
28 North First Street, #900, San Jose, CA 95113
Tel: (408) 998-1688 Fax: (408) 998-1689

subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above. We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wang & Chou Accountancy Corp.

Wang & Chou Accountancy Corp.
January 12, 2009

THE HINA GROUP, INC.

(SEC I.D. No. 8-66091)

REPORT OF INDEPENDENT AUDITORS
AND
FINANCIAL STATEMENTS
December 31, 2007 and December 31, 2008

Filed pursuant to Rule 17a-5(e)(3) under
The Securities Exchange Act of 1934
As a PUBLIC DOCUMENT